Exhibit 47

Grown Rogue Reports Fiscal 2023 Results

●	Revenue of $23.4M compared to $17.8M in 2022, an increase of 32%

●	Operating Cash Flow (OCF), before changes in working capital (WC), of $6.4M compared to $3.2M in 2022, an increase of 102%

●	Free Cash Flow[1] (FCF) of $2.8M, after maintenance and growth investments of $3.5M

●	Announced a strategic advisory agreement with Goodness Growth Holdings to focus on improving quality, yields, and eﬃciencies in their Minnesota and Maryland operations

●	Announced entry into the attractive New Jersey market, with construction nearing completion and on track to be completed in Q2 2024, with sales expected in Q3 2024

●	Augmented New Jersey presence with a retail investment in collaboration with Bengal Capital to invest in the operations of an adult-use dispensary in West New York, New Jersey

●	Closed three tranches of convertible debentures for total gross proceeds of $8.0M

Medford, Oregon, February 29, 2024 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a craft cannabis company born from the amazing terroir of Oregon’s Rogue Valley, is pleased to report its audited 2023 results for the twelve months ended October 31, 2023. All financial information is provided in U.S. dollars unless otherwise indicated.

Fiscal 2023 Financial Summary ($USD Millions)

Fiscal 2023 Summary	2023	2022	+/- %
Revenue	23.4	17.8	+32%
aEBITDA	7.6	5.1	+50%
aEBITDA %	32.7%	28.7%	+400 bps
OCF (Before Changes in WC)	6.4	3.2	+102%
OCF %	27.4%	17.9%	+950 bps

Management Commentary

“We are pleased to announce another record year at Grown Rogue, highlighted by continued strong performance in our core markets of Oregon and Michigan, and in our new advisory agreement with Goodness Growth. Our year-over-year revenue and operating cash flow growth of 32% and 102%, respectively, shows our ability to profitably scale our business, our commitment to controlling costs through the growth cycle, and our focus on high quality cannabis products that delight our consumers,” said Obie Strickler, CEO of Grown Rogue. “Our operational performance combined with our ability to raise $8 million in reasonably priced convertible debt, underscores my confidence in our ability to be successful in New Jersey and beyond.”

“We are pleased with the construction progress in New Jersey and continue to believe this is an incredibly compelling return on our capital and capabilities. We are particularly excited to soon be bringing Oregon quality cannabis to the great people of New Jersey.

We also recently announced a retail investment in New Jersey to augment our cultivation facility in that market. We are excited to be collaborating with Nile and Bengal in this investment to allow us to expand outside of our core competency without taking too much capital or bandwidth, and continue to look for similar opportunities to sponsor aligned New Jersey retail in the future. This allows us access to shelf space for our branded flower products and earn additional profits within the highly attractive New Jersey market, while continuing our meticulous focus on producing affordable, craft-quality flower,” continued Mr. Strickler.

“Our 2024 corporate objectives remain unchanged from 2023: continued operational improvements, launching in New Jersey, and identifying and executing our next expansion project. We continue to refine our production, genetics, and efficiencies in our markets, drive increases in quality and yield for Goodness Growth, and gain market share in our new packaged products in Michigan and Oregon. We are also looking to expand into at least one additional market should we find an opportunity that fits our criteria, and we are in some advanced discussions on this front.

I want to personally thank the entire Grown Rogue team, our shareholders, and our customers for the continued support to help Grown Rogue achieve our goal of becoming the first nationally recognized craft cannabis company in the U.S.”

Oregon Market Highlights ($USD Millions)

Oregon	2023	2022	+/- %
Revenue	11.0	8.9	+24%
aEBITDA	3.8	2.6	+49%
aEBITDA Margin %	34.7%	29.0%	+570 bps

●	#1 Flower brand and #3 brand overall in 2023, according to LeafLink’s MarketScape data, and #1 flower brand for ten consecutive quarters

●	Total harvested wet weights for the state of Oregon decreased 0% YoY for indoor, 3% YoY for mixed, and increased 1% YoY for outdoor, according to the Oregon Liquor and Cannabis Commission (OLCC) for calendar year 2023

●	Increased Oregon sungrown capacity with a lease option of 35 acres in Medford

●	Launched Grown Rogue and Yeti branded pre-roll packs that are exceeding internal expectations

Michigan Market Highlights ($USD Millions)

Michigan	2023	2022	+/- %
Revenue	11.4	8.9	+28%
aEBITDA	5.1	3.9	+30%
aEBITDA Margin %	44.2%	43.8%	+40 bps

●	Released strain specific packaging and Yeti pre-rolls that has pushed pre-packaged product mix to 40% of sales in Q4 and has led to an increase in pricing and brand awareness

●	Sales in Michigan in December 2023 was a new record at $280M, and sales in 2023 were over $3.0B, the second market in the U.S to reach that milestone

●	Grown Rogue exercised its option and acquired 87% of Canopy Management, LLC resulting in its controlling interest in Golden Harvests, LLC

Michigan operations are through Golden Harvests, LLC.

Financial Statements and aEBITDA reconciliation

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	October 31, 2023	October 31, 2022
	$	$
ASSETS
Current assets
Cash and cash equivalents	8,858,247	1,582,384
Accounts receivable (Note 18)	2,109,424	1,643,959
Biological assets (Note 3)	1,566,822	1,199,519
Inventory (Note 4)	4,494,257	3,131,877
Prepaid expenses and other assets	392,787	352,274
Total current assets	17,421,537	7,910,013
Property and equipment (Note 8)	8,753,266	7,734,901
Notes receivable (Notes 6.2.1 and 6.2.2)	1,430,526	-
Warrants asset (Note 13.2)	1,361,366	-
Intangible assets and goodwill (Note 9)	725,668	725,668
Deferred tax asset (Note 20)	470,358	-
TOTAL ASSETS	30,162,721	16,370,582

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	2,359,750	1,821,875
Current portion of lease liabilities (Note 7)	824,271	1,025,373
Current portion of long-term debt (Note 10)	1,285,604	1,769,600
Business acquisition consideration payable (Note 5)	360,000	360,000
Unearned revenue	-	28,024
Derivative liability (Notes 11.1.1, 11.2 and 11.2.1)	7,808,500	-
Income tax payable	366,056	311,032
Total current liabilities	13,004,181	5,315,904
Lease liabilities (Note 7)	2,094,412	1,275,756
Long-term debt (Note 10)	102,913	839,222
Convertible debentures (Notes 11.1, 11.2 and 11.2.1)	2,412,762	-
TOTAL LIABILITIES	17,614,268	7,430,882

EQUITY
Share capital (Note 12)	24,593,422	21,858,827
Shares issuable (Note 12)	-	35,806
Contributed surplus (Notes 13 and 14)	8,081,938	6,505,092
Accumulated other comprehensive loss	(114,175)	(109,613)
Accumulated deficit	(20,996,449)	(21,356,891)
Equity atributable to shareholders	11,564,736	6,933,221
Non-controlling interests (Note 23)	983,717	2,006,479
TOTAL EQUITY	12,548,453	8,939,700
TOTAL LIABILITIES AND EQUITY	30,162,721	16,370,582

CONSOLIDATED STATEMENTS OF INCOME & LOSS AND COMPREHENSIVE INCOME & LOSS	Years ended October 31,
	2023	2022
	$	$
Revenue
Product sales (Note 2.5)	22,424,169	17,757,283
Service revenue (Note 2.5.1)	929,016	-
Total revenue	23,353,185	17,757,283

Cost of goods sold
Cost of finished cannabis inventory sold	(11,155,676)	(9,227,439)
Costs of service revenue	(308,641)	-
Gross profit, excluding fair value items	11,888,868	8,529,844
Realized fair value amounts in inventory sold	(2,573,151)	(3,685,338)
Unrealized fair value gain on growth of biological assets	3,355,797	3,278,572
Gross profit	12,671,514	8,123,078
Expenses
Accretion expense	1,026,732	491,781
Amortization of property and equipment	578,641	750,916
General and administrative	6,465,877	5,852,236
Share-based compensation	346,113	70,996
Total expenses	8,417,363	7,165,929
Income from operations	4,254,151	957,149
Other income and (expense)
Interest expense	(370,616)	(402,239)
Other income (expense)	441,487	(3,432)
Gain on debt settlement	-	453,858
Unrealized loss on marketable securities	-	(333,777)
Unrealized loss on derivative liability	(4,563,498)	-
Unrealized gain on warrants asset	129,113	-
Loss on disposal of property and equipment	(182,025)	(6,250)
Total other expense, net	(4,545,539)	(291,840)
Gain (loss) from operations before taxes	(291,388)	665,309
Income tax (Note 20)	(370,932)	(245,358)
Net income (loss)	(662,320)	419,951
Other comprehensive income (items that may be subsequently reclassified to profit & loss)
Currency translation loss	(4,562)	(19,235)
Total comprehensive income (loss)	(666,882)	400,716
Gain (loss) per share atributable to owners of the parent – basic and diluted	(0.00)	0.00
Weighted average shares outstanding – basic and diluted	172,708,792	170,632,611

Net income (loss) for the period atributable to:
Non-controlling interest	(129,279)	(27,507)
Shareholders	(533,041)	447,458
Net income (loss)	(662,320)	419,951

Comprehensive income (loss) for the period atributable to:
Non-controlling interest	(129,279)	(27,507)
Shareholders	(537,603)	428,223
Total comprehensive income (loss)	(666,882)	400,716

CONSOLIDATED STATEMENTS OF CASH FLOWS	Years ended October 31,
	2023	2022
	$	$
Operating activities
Net income (loss)	(662,320)	419,951
Adjustments for non-cash items in net income (loss):
Amortization of property and equipment	578,641	750,916
Amortization of property and equipment included in costs of inventory sold	1,757,672	1,102,688
Unrealized gain on changes in fair value of biological assets	(3,355,797)	(3,278,572)
Changes in fair value of inventory sold	2,573,151	3,685,338
Deferred income taxes	(470,358)	-
Share-based compensation	-	21,264
Stock option expense	344,593	96,649
Accretion expense	1,026,732	491,781
Loss on disposal of property and equipment	182,025	6,250
Gain on debt settlement	-	(455,674)
Unrealized loss on marketable securities	-	333,777
Loss on fair value of derivative liability	4,563,498	-
Gain on warrants asset	(129,113)	-
Eﬀects of foreign exchange	(2,210)	918
	6,406,514	3,175,286
Changes in non-cash working capital (Note 15)	(677,163)	(1,171,111)
Net cash provided by operating activities	5,729,351	2,004,175

Investing activities
Purchase of property and equipment and intangibles	(1,456,782)	(1,111,283)
Cash advances and loans made to other parties	(1,430,526)	-
Payments of acquisition payable	-	(2,000)
Net cash used in investing activities	(2,887,308)	(1,113,283)

Financing activities
Proceeds from convertible debentures	8,000,000	-
Proceeds from long-term debt	-	100,000
Proceeds from private placement	-	1,300,000
Repayment of long-term debt	(1,631,830)	(732,803)
Repayment of convertible debentures	(261,006)	-
Payments of lease principal	(1,673,344)	(1,089,738)
Net cash provided by (used in) financing activities	4,433,820	(422,541)

Change in cash and cash equivalents	7,275,863	468,351
Cash and cash equivalents, beginning	1,582,384	1,114,033
Cash and cash equivalents, ending	8,858,247	1,582,384

SEGMENTED aEBITDA – YEAR ENDED OCTOBER 31, 2023

	Oregon	Michigan	Services	Corporate	Consolidated
Sales revenues	11,001,261	11,422,908	929,016	-	23,353,185
Costs of goods sold, excluding fair value (“FV”) adjustments	(6,386,002)	(4,769,674)	(308,641)	-	(11,464,317)
Gross profit before fair value adjustments	4,615,259	6,653,234	620,375	-	11,888,868
Net fair value adjustments	644,180	138,466	-	-	782,646
Gross profit	5,259,439	6,791,700	620,375	-	12,671,514
Operating expenses:
General and administration	1,535,791	1,985,636	-	2,944,450	6,465,877
Depreciation and amortization	109,672	372,119	-	96,850	578,641
Share based compensation	-	-	-	346,113	346,113
Other income and expense:
Loss on sale of assets	(168,144)	(13,881)	-	-	(182,025)
Interest and accretion	(322,262)	(207,299)	-	(867,787)	(1,397,348)
Unrealized (loss) gain on derivative liability	-	-	-	(4,563,498)	(4,563,498)
Unrealized (loss) gain on warrants asset	-	-	-	129,113	129,113
Other income and expense	410,751	14,043	-	16,693	441,487
Net income (loss) before income tax	3,534,321	4,226,808	620,375	(8,672,892)	(291,388)
Income tax	-	690,725	-	(319,793)	370,932
Net income after tax	3,534,321	3,536,083	620,375	(8,353,099)	(662,320)
Add back (deduct) from net income after tax:
Net FV adjustments in costs of goods sold	(644,180)	(138,466)	-	-	(782,646)
Amortization of property & equipment included in cost of sales	1,089,280	668,392	-	-	1,757,672
Interest and accretion expense	322,262	207,299	-	867,787	1,397,348
Amortization of property and equipment	109,672	372,119	-	96,850	578,641
Share-based compensation	-	-	-	346,113	346,113
Unrealized loss on derivative liability	-	-	-	4,563,498	4,563,498
Unrealized gain on warrants asset	-	-	-	(129,113)	(129,113)
Income tax expense	-	690,725	-	(319,793)	370,932
EBITDA	4,411,355	5,336,152	620,375	(2,927,757)	7,440,125
Add back to EBITDA:
Compliance costs	-	-	-	83,747	83,747
Costs associated with acquisition of Golden Harvests	-	-	-	110,000	110,000
aEBITDA	4,411,355	5,336,152	620,375	(2,734,009)	7,633,872
aEBITDA margin %	40.10%	46.71%	66.78%	-	32.69%

Free Cash Flow Reconciliation

Net cash provided by operating activities	5,729,351
Purchase of property and equipment and intangibles	(1,456,782)
Cash advances and loans made to other parties	(1,430,526)
Free Cash Flow	2,842,043

NOTES:

1.	The Company’s “Free cash flow” metric is defined by cash flow from operations minus capital expenditures and expansion related advances
2.	The Company’s “aEBITDA,” or “Adjusted EBITDA,” is a non-IFRS measure used by management that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. The Company defines “EBITDA” as the Company’s net income or loss for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove transaction costs, stock-based compensation expense, accretion expense, gain (loss) on derecognition of derivative liabilities, the effects of fair-value accounting for biological assets and inventory, as well as other non-cash items and items not representative of operational performance as reported in net income (loss). Adjusted EBITDA is defined as EBITDA adjusted for the impact of various significant or unusual transactions. The Company believes that this is a useful metric to evaluate its operating performance.

NON-IFRS FINANCIAL MEASURES

EBITDA and aEBITDA are non-IFRS measures and do not have standardized definitions under IFRS. The Company has also provided unaudited pro-forma financial information, which assumes that closed and pending mergers and acquisitions in 2021 are included in the Company’s financial results as of the beginning of the quarterly and annual periods in 2021. The Company has provided the non-IFRS financial measures, which are not calculated or presented in accordance with IFRS, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS. These supplemental non-IFRS financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-IFRS financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-IFRS financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the IFRS financial measures presented herein. Accordingly, the following information provides reconciliations of the supplemental non-IFRS financial measures, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS.

About Grown Rogue

Grown Rogue International Inc. (CSE: GRIN | OTC: GRUSF) is a craft cannabis company operating in Oregon, Michigan, Minnesota, Maryland, and New Jersey, focused on delighting customers with premium flower and flower-derived products at fair prices. The Company’s roots are in Southern Oregon, where it has proven its capabilities in the highly competitive and discerning Oregon market. The Company’s passion for quality product and value, combined with a disciplined approach to growth, prioritizes profitability and return on capital without sacrificing quality. The Company’s strategy is to pursue capital efficient methods to expand into new markets, bringing craft-quality product at fair prices to more consumers. The Company also continues to make modest investments to improve outdoor craft cultivation capabilities in preparation for eventual interstate commerce. For more information, visit www.grownrogue.com.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse eﬀects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to diﬀer materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on Sedar.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to diﬀer materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR+ at www.sedarplus.ca. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue, please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Oﬃcer

obie@grownrogue.com

Jakob Iote

Vice President of Investor Relations

jakeiote@grownrogue.com

(458) 226-2662